SunCar Technology Group Inc.

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

October 11, 2022

Via Edgar

Cara Wirth/Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCar Technology Group Inc.
Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted on August 29, 2022
CIK No. 0001936804

Dear Ms. Wirth and Mr. Field:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 27, 2022 with respect to the Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “DRS”) submitted with the SEC on August 29, 2022 by SunCar Technology Group Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response in bold. Please note that all references in the responses refer to the relevant revisions in the Amendment No. 2 to the Draft Registration Statement on Form F-4 (the “DRS/A”) submitted to the SEC concurrently with the submission of this letter.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1. We note your amended disclosure in response to comment 1 and we reissue it in part. Please revise to disclose that Auto Services Group Limited’s structure involves unique risks to investors.

COMPANY RESPONSE: The Company points out to Staff that it does not have any VIE structure, and all of its PRC operating entities are the wholly-owned or majority-owned subsidiaries. The Company has disclosed the risks associated with its holding company structure on the cover page of the DRS, such as it may be regarded as a foreign investor pursuant to PRC Foreign Investment Law. As such, the Company believes it has made all the necessary disclosure hereunder.

2. We note your amended disclosure in response to comment 4 and we reissue it in part. Please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added cross-references to the condensed consolidating schedule and the consolidated financial statements on the cover page and “Cash Transfer” section of the DRS/A.

3. We note your response to comment 5 and we reissue it. With respect to your transfers of cash, please specifically disclose each of the following items:

● On the cover page and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries, by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

● Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

● To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Please note that the foregoing disclosure should not be qualified by materiality.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added the disclosure regarding the risks in transferring the fund outside of the PRC/Hong Kong on the cover page, in the summary of risk factors as well as risk factors sections of the DRS/A. In addition, the Company has supplemented its disclosure on the cover page and in the summary of risk factors and risk factors sections of the DRS/A to include the limitations on the ability to transfer cash between SunCar and SunCar’s subsidiaries as part of its internal cash management policy. There are no other cash management policies.

Questions and Answers about the Business Combination and the Extraordinary General Meeting, page 4

4. We note your response to comment 8 and we reissue it because it does not appear that you have added a separate question and answer. We note your disclosure that Mr. Zaichang Ye may be entitled to receive up to 1,600,000 earn-out shares if SunCar achieves certain revenue requirements for each of the fiscal years 2022, 2023 and 2024. Please revise to add a separate question and answer to discuss the earn-out in greater detail to include the achievement thresholds, the total shares issuable, and the value of such shares.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added a separate question and answer after question: “What is the Insider Share Purchase Agreement?” to discuss the earn-out plan.

Q: What is the Insider Share Purchase Agreement?, page 5

5. We note your amended disclosure in response to comment 7 and we reissue it in part. We note that SunCar and the initial shareholders of Goldenbridge will enter into an insider share purchase agreement. Please revise the answer to discuss in detail why the parties will enter into this agreement.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure to discuss in detail why the parties will enter into the Insider Share Purchase Agreement under such question.

Regulatory Approvals, page 18

6. We note your amended disclosure in response to comment 12. Please revise to discuss the permissions and approvals required to operate your business in addition to the permissions and approvals that you have described to offer the securities being registered to foreign investors. In this regard, please affirmatively address whether you have received all requisite permissions or approvals to operate and whether counsel has opined upon such disclosure. Additionally, we note your statement CSRC permissions and approvals that “if Draft Rules Regarding Overseas Listing finally is promulgated, then we may need to obtain certain approvals from relative Chinese authorities.” Please revise to state whether this is the opinion of your PRC counsel. Additionally, please include a discussion of why your business may be required to seek such approvals.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure under “Regulatory Approvals” in the Section “Summary Of The Proxy Statement/Prospectus” of the DRS/A.

Summary of the Proxy Statement/Prospectus

Cash Transfer, page 18

7. We note your amended disclosure in response to comment 13 and we reissue it in part. Please revise to provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please revise to include the disclosure requested in prior comment 5.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded disclosure under “Cash Transfer” in the Section “Summary Of The Proxy Statement/Prospectus” of the DRS/A.

Summary of Risk Factors

Risks Related to Doing Business in China, page 22

8. We note your amended disclosure in response to comment 15. In your second to last bullet point in this section, please revise the last sentence to disclose that such actions could cause the value of such securities to significantly decline or be worthless. Additionally, please provide cross-references from each summary risk factor to the more detailed discussion of these risks in the prospectus/proxy statement.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised “Summary of Risk Factors – Risks Related to Doing Business in China” of the DRS/A.

Risk Factors

“Our historical business growth and profitability may not be indicative of future performance...”, page 27

9. We note your amended disclosure in response to comment 21. Please revise to quantify your net losses in 2020 and 2021 and discuss the reasons for the under-performance by your financial leasing business line, including the reasons for ultimately discontinuing operations.

COMPANY RESPONSE: In response to the Staff’s comments, the Company has provided further disclosure to quantify the net losses in 2020 and 2021 and the reasons for the under-performance by the financial leasing business line, including the reasons for ultimately discontinuing operations.

“The Chinese government exerts substantial influence over the manner in which we must conduct our business activities...”, page 43

10. We note your response to comment 23, including your references to other discussions regarding the CAC and CSRC. However, we reissue this comment. Your disclosure in this risk factor related to permissions requirements from the CSRC and CAC is overly vague and inconclusive. Please revise to explicitly state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you conclude no permissions or approvals are required or are applicable, please discuss the basis for these conclusions to include whether an opinion of counsel was obtained.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expressly disclosed the permission requirements of CSRC and whether and why they do not apply to the Company and its subsidiaries under “risk factor - The approval of the China Securities Regulatory Commission may be required in connection with this Transaction, and, if required, we cannot predict whether we will be able to obtain such approval” in the DRS/A. In addition, the Company has expressly disclosed the analysis regarding CAC review under “Risk Factor - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” in the DRS/A.

“Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB ... “,, page 54

11. We note your amended disclosure in response to comment 20. Please revise your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expressly disclosed the Determinations made by PCAOB regarding the inability to inspect or investigate registered public accounting firms in mainland China of PRC or Hong Kong on the seventh paragraph of the risk factor titled “The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.”

“Goldenbridge may redeem your unexpired GBRG Public Warrants...”, page 60

12. We note your response and amended disclosure in response to comment 25. Please revise this risk factor to disclose, or include a cross-reference to your disclosure describing:

● whether recent trading prices of ordinary shares exceed the threshold that would allow the company to redeem public warrants; and

● the steps the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure under the risk factor titled “Goldenbridge may redeem your unexpired GBRG Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your GBRG Public Warrants worthless”.

Differences between PubCo’s Memorandum and Articles of Association and GBRG’s Memorandum and Articles of Association, page 81

13. We note your amended disclosure in response to comment 28. Please revise your disclosure here to summarize the material differences between the Class A and Class B ordinary shares, including, for example, the number of votes per share in each class.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added disclosure regarding the difference between share structure under Differences between PubCo’s Memorandum and Articles of Association and GBRG’s Memorandum and Articles of Association in Proposal 1 of the DRS/A. In addition, the Company has also added a question and answer to address this change and the resulting voting power the Class B holders will possess under Questions And Answers About The Business Combination And The Extraordinary General Meeting of the DRS/A.

U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders, page 83

14. We note your amended disclosure in response to comment 30, draft tax opinion filed as Exhibit 8.1 and we reissue it. Please file a tax opinion that addresses the material federal income tax consequences to investors of the Reincorporation Merger and the Acquisition Merger, and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19. In this regard, we note that the draft tax opinion only addresses the Reincorporation Merger and not the Acquisition Merger. Please revise accordingly.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the section titled “U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders” to add the reference of Pryor Cashman LLP, counsel to SunCar to issue the tax opinion related to the disclosure under this section, the form of which is attached as Exhibit 8.2 to the DRS/A.

15. We note your amended disclosure in response to comment 31 and we reissue it. Please revise to remove all language stating that the information in this section is a “general discussion” and “summary” or that “it should not be construed as tax advice.” Investors are entitled to rely on the opinion expressed. Refer to Section III.D.1 of Staff Legal Bulletin No. 19. In this regard, we note that counsel will be providing a legal opinion on the Reincorporation Merger and Acquisition Merger. Investors are entitled to rely upon counsel’s opinion on these two material tax consequences of the transaction. Please revise accordingly.

COMPANY RESPONSE: We have addressed each material issue in sufficient detail, as is standard practice with tax disclosures of this nature. By way of example, referencing just three recently filed Forms F-4, PropertyGuru Group Limited, Prenetics Global Limited and Bullish similarly state that their “prospectus is intended to provide only a general discussion.” Moreover, the Prenetics Global Limited filing states that the discussion of U.S. federal income tax considerations is a “summary [that] does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the business combination.” Finally, a separate recently filed Form F-4, Gogoro Inc., similarly states that “the discussion of certain material U.S. federal tax considerations…is not tax advice” and that each “holder should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations.”

We cannot revise our language and kindly ask that you reconsider. Section III.D.1 of Staff Legal Bulletin No. 19 specifically states that “It is common practice, however, for an opinion to recommend that investors consult their own tax advisors or counsel, particularly with respect to the personal tax consequences of the investment, which may vary for investors in different tax situations.” The tax disclosure is intended to be a general discussion of the potential tax consequences and shareholders must turn to their tax advisors for advice that is specific to their unique circumstances. We cannot address every possible tax consequence of the transaction for every unique shareholder, and per Staff Legal Bulletin No. 19, it is not expected that we should address the personal tax consequences to each investor.

Background of the Business Combination, page 97

16. We note your amended disclosure in response to comment 36. Please revise to summarize how the value of the earn-out payment was determined. Please describe all material discussions and negotiations.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded the section “Background of the Business Combination” to include such information.

17. We note your amended disclosure in response to comment 37, including that “GBRG researched U.S. public companies comparable with SunCar and GBRG concluded that SunCar was the most compelling business combination opportunity available to GBRG.” Please elaborate, with specificity, on the reasons that SunCar offered the most compelling business combination, especially in light of the other U.S. public companies that GBRG researched.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded the section “Background of the Business Combination” to include such information.

18. We note your amended disclosure in response to comment 38 and we reissue it in part. Please revise to provide a detailed description of:

● The estimate of the total transaction costs of the Business Combination and to the extent that estimate has differed materially from the current estimated transaction costs, please revise to disclose the reasons why.

● The discussions and negotiations that lead to the terms and signing the May 5, 2022 letter of intent.

● A summary of the material terms of all items discussed between May 6 and May 23, 2022.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has expanded the section “Background of the Business Combination” to include such information.

Certain Prospective Operational and Financial Information, page 99

19. We note your amended disclosure in response to comment 42. Where possible, please revise to quantify and provide specifics on all assumptions, estimates, and bases considered in the SunCar Management Projections.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the section “Goldenbridge’s Board of Director’s Reasons for Approving the Business Combination – Certain Prospective Operational and Financial Information” after the paragraph “The assumptions, estimates, and bases considered in the SunCar Management Projections included, but were not limited to, the following:”

Engagement of Financial Advisor to Goldenbridge, page 99

20. We note your amended disclosure in response to comment 43. Please revise to disclose:

● whether GBRG or CHFT determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid;

● any instructions received from GBRG and any limitation imposed by GBRG on the scope of CHFT’s investigation, if applicable; and

● the fee received by CHFT for delivering its opinion.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the third paragraph and added the fourth and fifth paragraph under the section “Goldenbridge’s Board of Director’s Reasons for Approving the Business Combination – Engagement of Financial Advisor to Goldenbridge”

Industry Overview Of SunCar, page 109

21. We note your amended disclosure in response to comment 48. Please file Forest & Sullivan’s consent as an exhibit. Additionally, we note references throughout your disclosure to the “Forest & Sullivan Report” and separately to the “Frost & Sullivan Report.” To the extent that you have relied on more than one report, please revise to state as much and include the relevant disclosure and consent as an exhibit. Otherwise, please revise for consistency.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has clarified its reliance on the Frost & Sullivan report, including for the entire Industry Overview section and at specific points in the Business of SunCar section. The Company has revised the typo of “Forest & Sullivan Report” to “Frost & Sullivan” in the DRS/A. The Company will file the consent of Frost & Sullivan as an exhibit once it files the registration statement with SEC publicly.

Our Value Propositions, page 116

22. We note your amended disclosure in response to comment 53. Please revise to clarify whether the statements in each bullet of the list provided are management’s beliefs as well. If not, please provide the relevant support for each statement.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised “Our Value Propositions” under “Business of SunCar” of the DRS/A to clarify that the statement made in this section is relying on management’s beliefs, wherever applicable.

Related Party Transactions

Amounts due to related parties, page 149

23. We note your response and amended disclosure in response to comment 59. To the extent not already provided, please disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date. In this light, we note that you have provided information as of June 30, 2021 and 2020 and as of March 31, 2022. Please refer to Item 7.B.2 of Form 20-F.

COMPANY RESPONSE: In response to the Staff’s comment, we have revised our disclosure in the sub-section titled “Amounts due to related parties” and added one sentence before the sub-section “Director’s Remuneration” under the heading “Related Party Transactions” of the DRS/A.

General

24. We note your amended disclosure on the cover page in response to comment 70 and we reissue it. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with GBRG being based in Hong Kong and the possibility that the PRC government may prevent GBRG from consummating the Business Combination.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added relevant disclosure under the Summary of Risk Factors, sub-section Risks Relating to Doing Business in Jurisdictions Goldenbridge Operates of the risk factors section, and Overview of Goldenbridge’s Business section.

25. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has added relevant disclosure on the cover page, in section Auditor’s Regulation under Prospectus Summary, and in risk factor - Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China that PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA” of the DRS/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Giovanni Caruso at (212) 407-4866, gcaruso@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Yongsheng Liu

Yongsheng Liu
Sole Director

cc: Giovanni Caruso